VIA EDGAR

July 8, 2015

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention: David Irving

Re:  SVB Financial Group (File No. 000-15637) – Comment Letter, dated July 1, 2015

Dear Mr. Irving:

We are in receipt of your letter, dated July 1, 2015, relating to our Form 10-K for fiscal year ended December 31, 2014.

Please be advised that we will provide our response on or before July 31, 2015. If you have any questions or concerns, please feel free to let us know.

Regards,

SVB FINANCIAL GROUP

/s/ MICHAEL R. DESCHENEAUX

Michael R. Descheneaux

Chief Financial Officer